UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December    , 2020

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Entry into a Material Definitive Agreement

As previously disclosed, on September 6, 2019, (i) Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company and formerly known as TKK Symphony Acquisition Corporation (the “Issuer”); (ii) TKK Symphony Sponsor 1, a Cayman Islands exempted company, in the capacity as the Purchaser Representative under the Share Exchange Agreement (as defined below) (the “Purchaser Representative”); (iii) Glory Star New Media Group Limited, a Cayman Islands exempted company (the “Company”); and (iv) Zhang Bing, in the capacity as the Seller Representative under the Share Exchange Agreement (the “Seller Representative,” together with the Issuer, the Purchaser Representative and the Company, the “Parties”) entered into that certain Share Exchange Agreement (as amended from time to time in accordance with the terms thereof, including without limitation by that certain Joinder to Share Exchange Agreement, dated as of November 1, 2019, the “Share Exchange Agreement”), by and among the Issuer, the Purchaser Representative, the Company, the Seller Representative, Glory Star New Media (Beijing) Technology Co., Ltd. (耀世星辉新文娱(北京)科技有限公司), a Wholly Foreign-Owned Enterprise limited liability company incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by the Company, Xing Cui Can International Media (Beijing) Co., Ltd. (星璀璨国际传媒(北京)有限公司), a limited liability company incorporated in the PRC, Horgos Glory Star Media Co., Ltd. (霍尔果斯耀世星辉文化传媒有限公司), a limited liability company incorporated in the PRC, and each of the shareholders of the Company named as sellers therein (collectively, the “Sellers”).

Due to the COVID-19 pandemic, the impact to the Chinese economy and consequently the impact of the financial results of the Company, on December 29, 2020, the Parties entered into the Amendment to the Share Exchange Agreement (the “Amendment”) to (i) adjust the 2020 Earnout Target (defined below) from RMB315,000,000 to RMB182,000,000 (the “Adjustment”) and (ii) to amend and restate Section 1.4(a) of the Share Exchange Agreement to reflect the Adjustment. Pursuant to the Amendment, the Sellers will have the contingent right to receive additional consideration from the Issuer based on the performance of the Issuer and its subsidiaries for the fiscal year ended December 31, 2020 (the “2020 Earnout Year”). In the event that the adjusted net income for the 2020 Earnout Year is equal to or greater than RMB182,000,000 (the “2020 Earnout Target”), the Sellers shall be entitled to receive an additional 5,000,000 ordinary shares of the Issuer (the “2020 Earnout Shares”).

The foregoing description of the terms of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit	Exhibit Description
99.1	Amendment to the Share Exchange Agreement, dated December 29, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: December 30, 2020

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